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04010502

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q.P. Corporation

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 4750 FISCAL YEAR 11-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw
DAT : 3/11/04

FILE NO. 82-4750

ARLS
11-30-03

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2003

(Translation)

January 13, 2004

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2003

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Gohsuke Ohyama President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki General Manager of Administration Division Tel. (03)3486-3331
Board of directors for approval of the account:	January 13, 2004
Application of U S GAAP:	Non Application

1. Business results for the fiscal year ended November 30, 2003 (From December 1, 2002 to November 30, 2003):

(1) Operating results

	Year ended November 30, 2003	Year ended November 30, 2002
Net sales	¥ 437,032 million (0.6%)	¥ 434,480 million (9.5%)
Operating income	¥ 18,255 million (-1.8%)	¥ 18,586 million (9.0%)
Ordinary income	¥ 17,532 million (-4.0%)	¥ 18,262 million (7.2%)
Net income	¥ 8,675 million (-6.8%)	¥ 9,306 million (16.3%)
Net income per share-primary	¥ 56.08	¥ 60.36
Net income per share-diluted	¥ 51.53	¥ 55.11
Return on equity	7.4%	8.4%
Ordinary income to total assets	6.5%	6.9%
Ordinary income to net sales	4.0%	4.2%
(Notes)		
1. Equity income	¥ 152 million	¥ 192 million
2. Weighted average number of shares	153,177,875 shares	154,186,993 shares
3. Changes in accounting principles in the current fiscal year	None	

4. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Financial conditions

	Year ended November 30, 2003	Year ended November 30, 2002
Total assets	¥ 269,559 million	¥ 270,181 million
Net worth	¥ 120,504 million	¥ 114,015 million
Net worth to gross capital	44.7%	42.2%
Net worth per share	¥ 786.15	¥ 744.11
(Note)		
Number of outstanding shares	153,175,696 shares	153,224,028 shares

(3) Cash flows

	Year ended November 30, 2003	Year ended November 30, 2002
Net cash provided by operating activities	¥ 18,550 million	¥ 22,829 million
Net cash used in investing activities	¥ -13,419 million	¥ -25,388 million
Net cash used in financing activities	¥ -2,116 million	¥ -6,897 million
Cash and cash equivalents at end of the year	¥ 19,868 million	¥ 16,950 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	44
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	4

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	2
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ended November 30, 2004 (From December 1, 2003 to November 30, 2004):

	Interim period	Yearly period
Net sales	¥ 210,000 million	¥ 434,000 million
Ordinary income	¥ 8,160 million	¥ 17,000 million
Net income	¥ 3,930 million	¥ 8,280 million
(Reference) Estimate of yearly net income per share	¥ 53.50	

Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

NOVEMBER 30, 2003 AND 2002

(Millions of yen)

ASSETS	2003	2002
CURRENT ASSETS:		
Cash and deposits	22,382	18,034
Notes and accounts receivable	75,920	74,546
Securities	32	27
Inventories	15,692	18,591
Deferred tax assets	2,297	2,590
Other	3,978	2,858
Allowance for doubtful accounts	(1,381)	(1,042)
Total current assets	118,922	115,606
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	106,702	100,616
Machinery, equipment and transportation equipment	108,395	102,975
Land	38,382	38,228
Construction in progress	1,350	4,619
Other	6,977	6,869
Accumulated depreciation	(142,035)	(133,038)
Total tangible fixed assets	119,773	120,271
Intangible fixed assets		
Consolidation adjustment accounts	127	135
Other	2,728	2,422
Total intangible fixed assets	2,855	2,558
Investments and other assets		
Investment in securities	17,248	15,780
Deferred tax assets	2,008	4,077
Other	8,969	12,178
Allowance for doubtful accounts	(218)	(292)
Total investment and other assets	28,008	31,744
Total fixed assets	150,636	154,573
DEFERRED ASSETS:		
Bond discounts	0	0
Total deferred assets	0	0
Total assets	269,559	270,181

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES:		
Notes and accounts payable	43,744	46,694
Short-term loans payable	17,985	17,268
Current portion of bonds	1,300	-
Accounts payable-other	24,384	24,190
Accrued income taxes	2,676	2,769
Reserve for sales rebates	1,127	1,763
Reserve for bonuses	1,870	2,125
Deferred tax liabilities	1	-
Other	4,530	4,539
Total current liabilities	97,619	99,350
LONG-TERM LIABILITIES:		
Bonds	200	1,500
Convertible bonds	18,629	18,629
Long-term loans payable	11,795	12,844
Deferred tax liabilities	19	101
Reserve for retirement benefits	3,683	5,952
Reserve for directors' and corporate auditors' retirement pay	1,620	2,702
Other	1,639	1,743
Total long-term liabilities	37,587	43,474
Total liabilities	135,207	142,824
MINORITY INTERESTS	13,847	13,340
SHAREHOLDERS' EQUITY:		
Capital stock	-	24,104
Capital surplus reserve	-	29,418
Consolidated retained earnings	-	64,088
Unrealized valuation gain on other securities – net	-	124
Cumulative foreign currency translation adjustments	-	(1,447)
Treasury stock	-	(2,272)
Capital stock	24,104	-
Capital surplus	29,418	-
Earned surplus	70,833	-
Unrealized valuation gain on other securities – net	793	-
Cumulative foreign currency translation adjustments	(2,349)	-
Treasury stock	(2,295)	-
Total shareholders' equity	120,504	114,015
Total liabilities, minority interests and shareholders' equity	269,559	270,181

Q.P. CORPORATION

Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2003 AND 2002

(Millions of yen)

	2003	2002
NET SALES	437,032	434,480
COST OF SALES	325,878	322,022
Gross profit	111,154	112,457
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	92,898	93,871
Operating income	18,255	18,586
NON-OPERATING INCOME:		
Interest income and dividend receivable	512	603
Equity income	152	192
Amortization of consolidation adjustment accounts	-	3
Other	456	589
NON-OPERATING EXPENSES:		
Interest expense	755	904
Other	1,089	808
Ordinary income	17,532	18,262
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	73	136
Gain on return of the entrusted government's portion of the welfare pension fund	-	4,034
Other	959	922
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	373	761
Write-down of investment in securities	96	2,094
Other	895	1,733
Net income before income taxes and minority interests	17,199	18,766
Income taxes	5,735	6,556
Income taxes deferred	1,774	1,678
Minority interests	1,014	1,225
Net income	8,675	9,306

Q.P. CORPORATION

Consolidated Statements of Retained Earnings

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2003 AND 2002

(Millions of yen)

	2003	2002
CONSOLIDATED RETAINED EARNINGS AT BEGINNING OF THE YEAR	-	56,781
DECREASE OF CONSOLIDATED RETAINED EARNINGS		
Cash dividends	-	1,851
Directors' and corporate auditors' bonuses	-	127
Loss resulting from newly consolidated subsidiaries	-	20
Decrease of consolidated retained earnings	-	1,999
NET INCOME	-	9,306
CONSOLIDATED RETAINED EARNINGS AT END OF THE YEAR	-	64,088
CAPITAL SURPLUS		
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	29,418	-
CAPITAL SURPLUS AT END OF THE YEAR	29,418	-
EARNED SURPLUS		
EARNED SURPLUS AT BEGINNING OF THE YEAR	64,088	-
INCREASE OF EARNED SURPLUS		
Net income	8,675	-
Gain resulting from merger of consolidated subsidiary	35	-
Increase of earned surplus	8,710	-
DECREASE OF EARNED SURPLUS		
Cash dividends	1,838	-
Directors' and corporate auditors' bonuses	125	-
Other	1	-
Decrease of earned surplus	1,966	-
EARNED SURPLUS AT END OF THE YEAR	70,833	-

Q.P. CORPORATION

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2003 AND 2002

(Millions of yen)

	2003	2002
I. CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income before income taxes and minority interests	17,199	18,766
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:		
Depreciation and amortization	13,053	12,371
Amortization of consolidation adjustment accounts	35	(4)
Equity income	(152)	(192)
Write-down of investment in securities	96	2,094
Write-down of golf course memberships	29	52
Decrease in reserve for retirement benefits	(2,224)	(4,184)
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	(1,082)	278
Decrease in reserve for sales rebates	(636)	(186)
Decrease in reserve for bonuses	(255)	(73)
Increase (decrease) in allowance for doubtful accounts	269	(662)
Interest income and dividend receivable	(512)	(603)
Interest expense	755	904
Loss on sales of securities	-	24
Gain on sales of investment in securities	(187)	(67)
Loss on sales and disposal of fixed assets	300	625
Increase in notes and accounts receivable	(1,542)	(3,439)
Decrease in inventories	2,764	562
Increase (decrease) in notes and accounts payable	(3,016)	4,705
Increase (decrease) in accrued consumption taxes	608	(228)
Directors' and corporate auditors' bonuses paid	(125)	(127)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(54)	(46)
Other	(478)	(840)
Sub total	24,845	29,729
Interest income and dividends received	313	688
Interest paid	(781)	(914)
Income taxes paid	(5,826)	(6,674)
Net cash provided by operating activities	18,550	22,829
II. CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities	(27)	(14)
Sales of securities	27	151
Purchases of tangible fixed assets	(12,820)	(22,555)
Purchases of intangible fixed assets	(1,056)	(922)
Purchases of investment in securities	(1,221)	(3,717)
Sales of investment in securities	758	2,877
Loans receivable made	(941)	(1,890)
Collection of loans receivable	756	878
Disbursements for deposit money in bank	(572)	(979)
Withdrawal of time deposits	886	686
Other	791	95
Net cash used in investing activities	(13,419)	(25,388)

	2003	2002
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowing on short-term loans	84,647	99,515
Repayment of short-term loans	(83,574)	(102,670)
Borrowing on long-term loans	4,137	6,468
Repayment of long-term loans	(5,382)	(3,070)
Redemption of bonds	-	(1,000)
Redemption of convertible bonds	-	(3,647)
Paid in from minority shareholders	50	596
Cash dividends paid	(1,838)	(1,851)
Cash dividends paid to minority shareholders	(133)	(160)
Repurchase of treasury stock	(22)	(1,078)
Net cash used in financing activities	(2,116)	(6,897)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(114)	9
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,900	(9,447)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	16,950	24,128
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM NEWLY CONSOLIDATED SUBSIDIARIES	-	2,269
Ⅷ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	17	-
Ⅸ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	19,868	16,950

1. BASIS OF PREPARATIONS FOR CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company newly established Sai Delica Co., Ltd. and Kewpie Ai Co., Ltd as consolidated subsidiaries and Mizushimna Kyuso Corporation is merged into Yamamoto Kyuso Corporation whose name is changed its corporate name into Y.M. Kyuso Corporation. Thereby consolidated subsidiaries comprise forty-four companies in the current fiscal year.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise sixteen companies.

The significant non-consolidated subsidiaries are QTIS Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF EQUITY METHOD

The equity method is applied to the investments in four affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in sixteen non-consolidated subsidiaries including QTIS Corporation and in ten affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The closing date of the Company and K.R.S. Corporation is November 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and the others is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements at November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and affiliated companies excluded from the scope of consolidation or application of the equity method, are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation for depreciable assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.
Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

As to the effects of the amendments on the application of the new accounting standards for retirement benefits, the consolidated subsidiary K.R.S Corporation which is registered on Second Section of Tokyo Stock Exchange, amortizes equally over five years and accounts for it as an extraordinary loss and the Company and other consolidated subsidiaries amortized fully when incurred.

Prior service liabilities are amortized by the straight-line method over twelve years (except for thirteen years of K.R.S Corporation) based on the average remaining employees' service years and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years (except for thirteen years of K.R.S Corporation) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a welfare pension system, a tax-qualified pension system and a retirement lump-sum grants system.

(Additional information)

For the purpose of return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations, the Company and some consolidated subsidiaries applied to the Minister of Health, Labour and Welfare to obtain permission of them and were officially approved on the date of October 1, 2002.

Thereby, the Company and some subsidiaries considered the above date to be the returned date according to the transitional measures of Article 47-2 of "Practical Guideline of Accounting for Retirement Benefit (Interim Report)" of Accounting Committee Report No.13 published by the JICPA and recognized the relinquishment of the obligations and the related pension fund assets. The amounts of pension fund assets to be returned were ¥ 14,018 million at end of the current fiscal year.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to each company's bylaw.

d. Deferred assets

Bond discounts are deferred, and amortized over seven years by the straight-line method.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Significant hedge accounting

1. Deferral hedge is adopted in the method of hedge accounting.
   Designation transactions are applied to debts and credits in foreign currency which conform to the requirement of hedge accounting.
2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

h. Accounting Standard for Net Income per Share

The Company applies the Accounting Standard for Net Income per Share (Accounting Standard No.2) and the Guideline for Accounting Standard Application for Net Income per Share (Accounting Standard Application Guideline No.4).

The effect on net income per share resulting from this application is immaterial.

i. The Regulations concerning the Terminology, Forms and Preparation Methods of the Consolidated Financial Statements were revised, and consequently the shareholders' equity of consolidated balance sheet and consolidated statement of retained earnings are complied in accordance with the revised regulations.

(Additional Information)

Enterprise tax which is imposed on the basis of an outward form of enterprises as a part of objects of taxation is introduced newly by the revision of local tax law and announced officially on March 31, 2003, and thereby enterprise tax rate imposed on earnings is reduced.

As a result, the statutory effective tax rate applied to objects of tax effect which continue as undeductible expenses on taxation on and after December 1st 2004, is changed from the prior rate 42.0% to 40.7%.

The effect which this change has on the current consolidated financial statement, is immaterial.

(5) VALUATION OF ASSETS AND LIABILITIES OF CONSOLIDATED SUBSIDIARIES

The Company adopts the full fair value method which all their assets and liabilities including those of minority interests are valued at fair value when the Company acquired the control as subsidiaries.

(6) CONSOLIDATION ADJUSTMENT ACCOUNTS

Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.

(7) STATEMENTS OF RETAINED EARNINGS

Retained earnings are based on appropriation approved by shareholders' meeting held during the current accounting period.

(8) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

2. NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen	
	November 30, 2003	November 30, 2002
(1) Contingent liabilities (guarantees)	1,276	2,111
(2) Treasury stock	2,288,818 shares	2,240,487 shares
(For stock option granted of total treasury stock)	(1,118,000 shares)	(1,140,000 shares)
(3) Pledged assets and secured debts		
Pledged assets		
Time deposits	150	150
Accounts receivable and inventories	340	293
Tangible fixed assets	14,540	16,454
Total	15,031	16,898
Secured debts		
Accounts payable and accounts payable-other	34	100
Short-term loans payable	2,989	3,842
Long-term loans payable	5,711	4,741
Bonds	300	300
Total	9,035	8,984
(4) Investment in securities and Sundry investments of non-consolidated subsidiaries and affiliated companies		
Investment in securities	3,589	3,568
Sundry investments	50	52

3. NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2003	November 30, 2002
Research and development costs included in selling, general and administrative expenses	2,753	2,422

4. NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen	
	November 30, 2003	November 30, 2002
Cash and deposits	22,382	18,034
(Deduction)		
Time deposits with maturity over three months	(2,513)	(1,083)
Cash and cash equivalents	19,868	16,950

5. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transpotation equipment	11,743	5,709	6,033
Tangible fixed assets – Other	8,237	4,872	3,365
Computer software	211	139	72
Total	20,192	10,720	9,472

b. Future lease payments

Due within one year	3,458	million
Due over one year	6,185	million
Total	9,644	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	3,995	million
Depreciation expense	3,716	million
Estimated interest expense	275	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2002

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transpotation equipment	10,568	5,715	4,853
Tangible fixed assets – Other	7,929	4,556	3,373
Computer software	137	74	63
Total	18,635	10,346	8,289

b. Future lease payments

Due within one year	2,986	million
Due over one year	5,286	million
Total	8,272	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	3,504	million
Depreciation expense	3,256	million
Estimated interest expense	253	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Year ended November 30, 2003

Future lease payments

Due within one year	212	million
Due over one year	458	million
Total	671	million

Year ended November 30, 2002

Future lease payments

Due within one year	80	million
Due over one year	376	million
Total	456	million

6. SECURITIES

Current consolidation fiscal year (as of November 30, 2003)

Securities

1.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their aquisition cost	(1)Stocks	4,081	6,347	2,265
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	11	13	1
	Sub-total	4,093	6,360	2,267
Securities whose aquisition cost exceeds their book value	(1)Stocks	5,047	4,148	(898)
	(2)Bonds			
	(a)Other	-	-	-
	(3)Other	31	28	(3)
	Sub-total	5,078	4,177	(901)
Total		9,171	10,537	1,366

(Note) The Company wrote down by ¥96 million against securities with a remarkable decline in the value of investment.

2. Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
776	192	4

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds		
Domestic bonds of private placement	40	
(2)Other securities		
Unlisted stocks (except for over-the-counter securities)	3,093	
Other	19	

4. Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Debentures	5	10	-	-
(2)Other	27	-	-	-
Total	32	10	-	-

Previous consolidation fiscal year (as of November 30, 2002)

Securities

1.Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1)Other	-	-	-
	Sub-total	-	-	-
Bonds whose book value exceeds their fair value	(1)Other	27	27	-
	Sub-total	27	27	-
Total		27	27	-

2.Other securities with fair value

(Millions of yen)

	Description	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their aquisition cost	(1)Stocks	2,619	3,527	908
	(2)Bonds			
	(a)Other	-	-	-
	Sub-total	2,619	3,527	908
Securities whose aquisition cost exceeds their book value	(1)Stocks	6,573	5,885	(687)
	(2)Bonds			
	(a)Other	42	36	(6)
	Sub-total	6,616	5,922	(693)
Total		9,235	9,450	214

(Note) The Company wrote down by ¥2,018 million against securities with a remarkable decline in the value of investment.

3.Sales of other securities in the current fiscal year

(Millions of yen)

Aggregate sales amount	Gain	Loss
221	58	17

4.Sales of held-to-maturity bonds in the current fiscal year

(Millions of yen)

	Cost of sales	Aggregate sales amount	Gain
Other	1,446	1,474	27
Reason for sales	By the reason why stock prices will sag more by the aggravation of the movement of the market.		

5.Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1)Held-to-maturity bonds		
Domestic bonds of private placement	12	
(2)Other securities		
Unlisted stocks (except for over-the-counter securities)	2,408	
Other	19	

6.Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1.Bonds				
(1)Debentures	26	24	-	-
(2)Other	-	-	-	-
Total	26	24	-	-

7. DERIVATIVE FINANCIAL TRANSACTIONS

1. Forward exchange contracts, option contracts and currency swap agreements

(Millions of yen)

Classification	Description	November 30, 2003			November 30, 2002		
		Contract amount	Fair Value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Forward exchange contracts Purchase USD	2,400	2,424	24	2,934	3,183	248
	Option contracts Sell Put USD	3,980	(208)	(208)	4,071	(172)	(172)
	Purchase Call USD	1,326	67	67	1,357	137	137
	Currency swap agreements Purchase USD	5,853	3	3	5,853	48	48
Total		13,561	2,286	(113)	14,216	3,196	261

(Notes)

1. Basis of fair value
   (1) Fair value of forward exchange contracts is based on the future rate quoted by Financial Institutions.
   (2) Fair value of option contracts is based on the price quoted by Financial Institutions.
   (3) Fair value of currency swaps is based on the price quoted by Financial Institutions.
2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

2.Interest rate swap agreements

(Millions of yen)

Classification	Description	November 30, 2003			November 30, 2002		
		Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	1,400	(20)	(20)	1,100	(33)	(33)
Total		1,400	(20)	(20)	1,100	(33)	(33)

(Notes)

1. Fair value is based on the price quoted by Financial Institutions.
2. Derivative financial transactions, for which the hedge accounting is applied, are excluded from the above table.

8.TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2003)	Previous fiscal year (As of November 30, 2002)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,275	1,348
Reserve for sales rebates	474	740
Reserve for bonuses	838	689
Accrued enterprise taxes	238	246
Reserve for directors' and corporate auditors' retirement pay	671	1,141
Reserve for retirement benefits	1,668	2,290
Trust to cover retirement benefit obligations	1,442	1,488
Allowance for doubtful accounts	440	284
Write-down of golf course memberships	368	438
Unrealized valuation loss on other securities	-	180
Other	413	605
Sub-total deferred tax assets	7,831	9,454
Valuation reserve	(203)	(138)
Total deferred tax assets	7,627	9,315
Deferred tax liabilities		
Prepaid pension costs	(344)	-
Valuation difference of fixed assets	(965)	(992)
Reserve for deduction entry of property by purchase	(1,570)	(1,637)
Unrealized valuation gain on other securities	(394)	(6)
Other	(67)	(112)
Total deferred tax liabilities	(3,341)	(2,748)
Net deferred tax assets	4,285	6,567
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets-Deferred tax assets	2,297	2,590
Fixed assets-Deferred tax assets	2,008	4,077
Current liabilities -Deferred tax liabilities	(1)	-
Long-term liabilities -Deferred tax liabilities	(19)	(101)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	42.0%	42.0 %
(Adjustments)		
Loss carry forward of consolidated subsidiaries not to have recognized tax-effect	(0.1%)	(0.2 %)
Permanent exclusion from expenses	1.1%	1.1 %
Tax free income	(0.2%)	(0.3 %)
Capita levy on inhabitant tax	1.0%	0.9 %
Reduction adjustment on deferred tax assets resulting from change in the statutory effective tax rate	0.5%	-
Other	(0.6%)	0.4 %
Actual burden tax rate after the application of tax effect accounting	43.7%	43.9 %

9. SEGMENT INFORMATION

(1) Segment information of business line

Current fiscal year (From December 1, 2002 to November 30, 2003)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	357,030	80,002	437,032	-	437,032
(2) Internal sales or transfers to/from segments	8	24,233	24,242	(24,242)	-
Total	357,039	104,235	461,275	(24,242)	437,032
Operating expenses	337,372	100,001	437,374	(18,597)	418,776
Operating income	19,666	4,233	23,900	(5,644)	18,255
2.Allocated assets, depreciation expense and capital expenditure					
Assets	179,454	66,589	246,043	23,515	269,559
Depreciation expense	10,663	2,303	12,966	86	13,053
Capital expenditure	11,675	1,766	13,441	63	13,504

Previous fiscal year (From December 1, 2001 to November 30, 2002)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1.Sales and operating income Sales					
(1) Sales to customers	355,616	78,863	434,480	-	434,480
(2) Internal sales or transfers to/from segments	27	25,046	25,073	(25,073)	-
Total	355,643	103,909	459,553	(25,073)	434,480
Operating expenses	335,654	99,675	435,330	(19,436)	415,893
Operating income	19,988	4 ,234	24,222	(5,636)	18,586
2.Allocated assets, depreciation expense and capital expenditure					
Assets	183,525	63,704	247,229	22,952	270,181
Depreciation expense	9,793	2,497	12,290	80	12,371
Capital expenditure	18,314	4,107	22,421	516	22,938

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Canned and retort foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to allocate to segments, mainly belong to general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,839 million and ¥ 5,636 million for the fiscal years ended November 30, 2003 and 2002, respectively.

d. Assets unable to allocate to segments, are mainly spare working fund and investment capital (cash, deposits, securities and investment in securities) and belong to general control division in the head office of the Company.
Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 33,136 million and ¥ 26,939 million for the fiscal years ended November 30, 2003 and 2002, respectively.

e. Long-term prepaid expenses are included in capital expenditure, and their depreciation in depreciation expense.

(2) Geographical business
Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2003 and 2002, exceed 90% to the total amount of all segment sales and all segment assets, respectively.

(3) Overseas sales amounts
Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2003 and 2002, is less than 10% of consolidated sales, respectively.

10. RELATED PARTY TRANSACTIONS

Current fiscal year (From December 1, 2002 to November 30, 2003)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship		Transaction		Amount	Account	Ending of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku,Tokyo	119	Sales of processed foodstuffs	Direct 17.2% Indirect 3.1%	3 persons	Purchase of products	Operating	Purchase of products	43,046	Accounts payable-trade	7,282
								Non-operating	Consignment caluculation office work	2,251	Accounts payable-other	201

Transaction's term and policy

Purchase prices of products and charges of consignment caluculation office work are determined in accordance with the general transaction's term in consideration of the market prices.

(Note) Amounts in Ending of year include consumption taxes and those of Transactions exclude it.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED AND SALES

1. Production results

(Millions of yen)

Business segment	Year ended November 30, 2003	
		Percentage to the previous fiscal year
Foodstuffs	199,524	107.9 %
Total	199,524	107.9 %

2. Purchasing results

(Millions of yen)

Business segment	Year ended November 30, 2003	
		Percentage to the previous fiscal year
Foodstuffs	60,703	86.5 %
Distribution	6,396	114.7 %
Total	67,099	88.5 %

3. Production business under contract received

The Company and subsidiaries do not conduct production business under contract received.

4. Sales results

(Millions of yen)

Business segment	Line of Products	Year ended November 30, 2003	Year ended November 30, 2002
Foodstuffs	Mayonnaise and dressings	111,434	110,637
	Canned and retort foods	51,619	52,754
	Egg products	82,248	82,670
	Healthcare products	14,471	13,333
	Vegetables and salads	97,256	96,220
	Sub-total	357,030	355,616
Distribution		80,002	78,863
Total		437,032	434,480

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2003

(Translation)

January 13, 2004

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION) FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2003

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Gohsuke Ohyama President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki General Manager of Administration Division Tel. (03)3486-3331
Board of directors for approval of the account:	January 13, 2004
Ordinary general meeting of shareholders:	February 20, 2004
Interim dividends:	Adoption
Trading unit share:	Adoption (100 shares per trading unit share)

1..Business results for the fiscal year ended November 30, 2003 (From December 1, 2002 to November 30, 2003):

(1) Operating results

	Year ended November 30, 2003	Year ended November 30, 2002
Net sales	¥ 268,958 million (-0.8%)	¥ 271,208 million (4.1%)
Operating income	¥ 10,617 million (1.5%)	¥ 10,457 million (-3.5%)
Ordinary income	¥ 11,248 million (6.3%)	¥ 10,582 million (-6.6%)
Net income	¥ 6,805 million (12.9%)	¥ 6,030 million (-3.8%)
Net income per share-primary	¥ 44.08	¥ 39.11
Net income per share-diluted	¥ 40.64	¥ 35.97
Return on equity	6.3%	5.8%
Ordinary income to total assets	6.0%	5.7%
Ordinary income to net sales	4.2%	3.9%

(Notes)

1. Weighted average number of shares	153,210,860 shares	154,186,993 shares
2. Changes in accounting principles in the current fiscal year	None	

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared with the previous year.

(2) Dividend policy

	Year ended November 30, 2003	Year ended November 30, 2002
Dividends per share	¥ 12.00	¥ 12.00
Interim	¥ 6.00	¥ 6.00
Year-ended	¥ 6.00	¥ 6.00
Total amount of yearly dividends	¥ 1,838 million	¥ 1,844 million
Dividend pay-out ratio	27.0%	30.6%
Dividend to net worth	1.7%	1.7%

(3) Financial conditions

	Year ended November 30, 2003	Year ended November 30, 2002
Total assets	¥ 190,335 million	¥ 186,656 million
Net worth	¥ 111,395 million	¥ 105,794 million
Net worth to gross capital	58.5%	56.7%
Net worth per share	¥ 726.74	¥ 690.46
(Notes)		
1. Number of outstanding shares	153,208,682 shares	153,224,028 shares
2. Number of treasury stock	2,255,833 shares	2,240,487 shares

2. Estimate of operating results for the fiscal year ended November 30, 2004 (From December 1, 2003 to November 30, 2004):

	Interim period	Yearly period
Net sales	¥ 118,000 million	¥ 235,000 million
Ordinary income	¥ 4,870 million	¥ 8,850 million
Net income	¥ 2,540 million	¥ 4,770 million
Dividends per share		
Interim	¥ 6.00	-
Yearly	-	¥ 6.00
(Reference) Estimate of yearly net income per share	¥ 30.79	

Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

NOVEMBER 30, 2003 AND 2002

(Millions of yen)

ASSETS	2003	2002
CURRENT ASSETS:		
Cash and deposits	16,460	9,834
Notes	1,097	1,029
Accounts receivable	43,505	42,489
Inventories	8,892	12,918
Short-term loans receivable	17,700	16,961
Deferred tax assets	901	1,027
Other	3,236	2,414
Allowance for doubtful accounts	(238)	(64)
Total current assets	91,555	86,612
FIXED ASSETS:		
Tangible fixed assets		
Buildings	24,991	25,301
Machinery and equipment	16,823	16,960
Land	15,822	15,856
Construction in progress	1,032	2,285
Other	2,640	2,753
Total tangible fixed assets	61,311	63,156
Intangible fixed assets	1,499	1,394
Investments and other assets		
Investment in securities	11,097	9,547
Stocks of subsidiaries	19,636	19,443
Deferred tax assets	-	1,703
Prepaid pension costs	956	-
Other	4,685	5,404
Allowance for doubtful accounts	(405)	(606)
Total investment and other assets	35,970	35,493
Total fixed assets	98,780	100,044
Total assets	190,335	186,656

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES:		
Accounts payable	26,937	28,598
Short-term loans payable	6,428	4,740
Accounts payable-other	10,313	10,743
Accrued income taxes	1,554	768
Reserve for sales rebates	1,127	1,763
Reserve for bonuses	298	277
Other	4,030	3,477
Total current liabilities	50,691	50,370
LONG-TERM LIABILITIES:		
Convertible bonds	18,629	18,629
Long-term loans payable	1,840	2,104
Reserve for retirement benefits	-	1,649
Reserve for directors' and corporate auditors' retirement pay	845	1,264
Deferred tax liabilities	86	-
Other	6,849	6,844
Total long-term liabilities	28,249	30,490
Total liabilities	78,940	80,861
SHAREHOLDERS' EQUITY:		
Capital stock	-	24,104
Capital surplus reserve	-	29,418
Earned surplus reserve	-	3,115
Voluntary retained earnings	-	45,417
Special depreciation reserve	-	69
Reserve for deduction entry of property replaced by purchase	-	2,147
General reserve	-	43,200
Unappropriated retained earnings	-	6,215
Unrealized valuation loss on other securities – net	-	(203)
Treasury stock	-	(2,272)
Capital stock	24,104	-
Capital surplus	29,418	-
Capital surplus reserve	29,418	-
Earned surplus	59,660	-
Earned surplus reserve	3,115	-
Voluntary retained earnings	49,590	-
Special depreciation reserve	63	-
Reserve for deduction entry of property replaced by purchase	2,127	-
General reserve	47,400	-
Unappropriated retained earnings	6,954	-
Unrealized valuation gain on other securities – net	498	-
Treasury stock	(2,287)	-
Total shareholders' equity	111,395	105,794
Total liabilities and shareholders' equity	190,335	186,656

Q.P. CORPORATION

Non-Consolidated Statements of Income

FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2003 AND 2002

(Millions of yen)

	2003	2002
NET SALES	268,958	271,208
COST OF SALES	185,156	186,953
Gross profit	83,801	84,255
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	73,184	73,798
Operating income	10,617	10,457
NON-OPERATING INCOME:		
Interest income and dividend receivable	1,259	828
Other	187	195
NON-OPERATING EXPENSES:		
Interest expense	302	343
Other	514	555
Ordinary income	11,248	10,582
EXTRAORDINARY GAINS:		
Gain on return of the entrusted government's portion of the welfare pension fund	-	3,092
Gain on sales of investment in securities	191	-
Other	283	426
EXTRAORDINARY LOSSES:		
Loss on disposal of fixed assets	244	598
Write-down of investment in securities	82	2,059
Other	172	655
Net income before income taxes	11,223	10,788
Income taxes	3,009	2,935
Income taxes deferred	1,407	1,821
Net income	6,805	6,030
Retained earnings at beginning of the year	1,068	1,110
Interim dividends	919	925
Unappropriated retained earnings	6,954	6,215

Q.P. CORPORATION

Proposal of Appropriated Retained Earnings

(Millions of yen)

	2003	2002
UNAPPROPRIATED RETAINED EARNINGS	6,954	6,215
REVERSAL OF VOLUNTARY RETAINED EARNINGS:		
Special depreciation reserve	19	15
Reserve for deduction entry of property replaced by purchase	1	20
	20	36
Total	6,975	6,251
APPROPRIATED RETAINED EARNINGS:		
Cash dividends (¥ 6 per share)	919	919
Directors' and corporate auditors' bonuses	52	54
Reserve for voluntary retained earnings		
Special depreciation reserve	16	9
Special account reserve for deduction entry of property replaced by purchase	59	-
General reserve	4,800	4,200
	4,876	4,209
	5,848	5,183
UNAPPROPRIATED RETAINED EARNINGS OF CARRY FORWARD TO NEXT YEAR	1,126	1,068

(Note) Special depreciation reserve, reserve for deduction entry of property replaced by purchase, and special account reserve for deduction entry of property replaced by purchase are accounted for in conformity with Corporation Income Tax Law and the Special Taxation Measures Law.

1. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation for fixed assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted for useful life and scrap value.
Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.
Prior service liabilities are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortization starts in the respective accrual years.
Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years and their amortizations start in the next year of the respective accrual years.
As the pension fund assets exceeded retirement benefit obligations in the current fiscal year, its excess amounts were accounted for as prepaid pention costs in investments and other assets.
Retirement benefits systems of the Company consist of a welfare pension system and a tax-qualified pension system.

(Additional information)

For the purpose of return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations, the Company applied to the Minister of Health, Labour and Welfare to obtain permission of them and were officially approved on the date of October 1, 2002.
Thereby, the Company considered the above date to be the returned date according to the transitional measures of Article 47-2 of "Practical Guideline of Accounting for Retirement Benefit (Interim Report)" of Accounting Committee Report No.13 published by the JICPA and recognized the relinquishment of the obligations and the related pension fund assets. The amounts of pension fund assets to be returned were ¥ 9,446 million at end of the current fiscal year.

Reserve for directors' and corporate auditors' retirement pay

The Company provides a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to the Company's bylaw.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1.Deferral hedge is adopted in the method of hedge accounting.

Designation transactions are applied to debts and credits in foreign currency which conform to the requirement of hedge accounting.

2.Hedge instruments are forward exchange contracts.

3.Hedge items are purchase transactions in foreign currencies.

4.The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

g. Accounting Standard for Net Income per Share

The Company applies the Accounting Standard for Net Income per Share (Accounting Standard No.2) and the Guideline for Accounting Standard Application for Net Income per Share (Accounting Standard Application Guideline No.4).

The effect on net income per share resulting from this application is immaterial.

h. The Regulations concerning the Terminology, Forms and Preparation Methods of the Financial Statements were revised, and consequently the shareholders' equity of balance sheet is complied in accordance with the revised regulations.

(Additional Information)

1. Enterprise tax which is imposed on the basis of our outward form of enterprises as a part of objects of taxation was introduced newly by the revision of local tax law announced officially on March 31, 2003, and thereby the enterprise tax rate imposed on earning is reduced.

   As a result, the statutory effective tax rate applied to objects of tax effect which continue as undeductible expenses on taxation on and after December 1, 2004, is changed from the prior rate 42.0% to 40.7%.

   The effect which this change has on the current fiscal statement, is immaterial.

2. Business transfer of sales department of egg materials

   The Company separated the sales department of egg materials and transferred its department to the subsidiary QP egg corporation on October 1, 2003.

   The amounts of inventories transferred totaled ¥2,849 millions.

2. NOTES TO BALANCE SHEETS

	Millions of yen	
	November 30, 2003	November 30, 2002
(1) Accumulated depreciation of tangible fixed assets	86,775	81,029
(2) Contingent liabilities (guarantees)	3,352	3,051
(3) Treasury stock	2,287	2,272
(Including treasury stock for stock option granted)	(2,255,833 shares)	(2,240,487 shares)

3. NOTES TO STATEMENTS OF INCOME

	Millions of yen	
	November 30, 2003	November 30, 2002
(1) Details of extraordinary losses – other		
Allowance for doubtful accounts	-	451
(2) Research and development costs included in		
selling, general and administrative expenses	2,479	2,395

4. LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees.

Year ended November 30, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixture	2,337	1,743	594
Auto and transportation equipment	1,057	677	380
Computer software	156	101	54
Total	3,552	2,522	1,029

b. Future lease payments

Due within one year	550	million
Due over one year	491	million
Total	1,042	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	802	million
Depreciation expense	775	million
Estimated interest expense	20	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2002

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixture	2,427	1,639	787
Auto and transportation equipment	917	520	396
Computer software	132	71	61
Total	3,477	2,231	1,246

b. Future lease payments

Due within one year	704	million
Due over one year	561	million
Total	1,265	million

c. Lease payments, depreciation and estimated interest expense

Lease payment	888	million
Depreciation expense	855	million
Estimated interest expense	29	million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

5. SECURITIES

Securities (except for stocks of subsidiaries and affiliated companies with fair value) in the previous and current consolidation fiscal year are presented on Notes to the consolidated financial statements.

Current fiscal year (as of November 30, 2003)

Securities

Stocks of subsidiaries and affiliated companies with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain(loss)
Stocks of subsidiaries	3,719	6,806	3,087
Stocks of affiliated companies	290	1,088	797
Total	4,009	7,894	3,884

6. TAX-EFFECT ACCOUNTING

(Millions of yen)

	Current fiscal year (As of November 30, 2003)	Previous fiscal year (As of November 30, 2002)
The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	473	740
Accrued enterprise taxes	155	70
Other	272	216
Total	901	1,027
Fixed assets		
Reserve for retirement benefits	-	691
Trust to cover retirement benefit obligations	1,442	1,488
Reserve for directors' and corporate auditors' retirement pay	343	531
Other	354	574
Total	2,139	3,284
Total deferred tax assets	3,040	4,312
Deferred tax liabilities		
Long-term liabilities		
Prepaid pension costs	(344)	-
Reserve for deduction entry of property replaced by purchase	(1,478)	(1,540)
Special depreciation reserve	(42)	(40)
Unrealized valuation gain on other securities – net	(360)	-
Total	(2,225)	(1,581)
Total deferred tax liabilities	(2,225)	(1,581)
Net deferred tax assets	815	2,731

7. SIGNIFICANT SUBSEQUENT EVENT

None

Details of Sales

(Millions of yen)

	Year ended November 30, 2003		Year ended November 30, 2002	
	Amount	Component ratio	Amount	Component ratio
		%		%
Mayonnaise and dressings	100,240	37.27	101,512	37.43
Canned and retort foods	50,597	18.81	50,937	18.78
Egg products	77,042	28.64	77,221	28.47
Healthcare products	14,471	5.38	13,340	4.92
Vegetables and salads	23,279	8.66	25,112	9.26
Rental of facilities	3,326	1.24	3,083	1.14
Total	268,958	100.00	271,208	100.00